UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

(Commission File No. 001-40408)

Global-E Online Ltd.
(Translation of registrant’s name into English)

Global-E Online Ltd
9 HaPsagot St.,
Petah Tikva 4951041, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On November 29, 2023, Global-E Online Ltd. (the “Company”) issued a press release titled “Global-e Announces Appointment of Mr. Gen Tsuchikawa, CEO of Sony Ventures Corporation, to its Board of Directors”. A copy of the press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The first, second and fourth paragraphs and the section titled “Cautionary Note Regarding Forward Looking Statements” included in the press release attached as Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-256403).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated November 29, 2023 titled “Global-e Announces Appointment of Mr. Gen Tsuchikawa, CEO of Sony Ventures Corporation, to its Board of Directors”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.
(Registrant)

By:	/s/ Ofer Koren
Name:	Ofer Koren
Title:	Chief Financial Officer

Date: November 29, 2023